SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Richmond, Virginia                           :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
CNG FIELD SERVICES COMPANY                   :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 16
CNG RETAIL SERVICES CORPORATION              :
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :        January 1, 2000
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :        March 31, 2000
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
                                             :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7641, 70-8577,         :
          70-8853, and 70-8883               :
                                             :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.

	On January 28, 2000, CNG ("Old CNG") was merged into a newly formed, wholly-owned subsidiary ("New CNG") of Dominion Resources, Inc. New CNG, located in Richmond, Virginia, was the surviving corporation and changed its name to "Consolidated Natural Gas Company." Since New CNG substantially succeeds to all the rights and obligations of Old CNG pursuant to the merger, "CNG" as used further herein will refer to both Old CNG, for the period prior to January 28, 2000, and New CNG, for the period beginning on such date. For further information on the merger, reference is made to SEC orders dated December 15, 1999, Release Nos. 35-27112 ("New Financing Order") and 35-27113, and to the Registration Statement on Form S-4, File No. 333-75669, filed by Dominion Resources, Inc. and CNG under the Securities Act of 1933 on April 5, 1999 and amended on May 21, 1999.
The New Financing Order amended the Financing Order so that (i) its term is extended from March 31, 2001 to January 28, 2003, (ii) the amount of financing permitted is increased from $7 billion to $10 billion, (iii) the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries is increased from $2 billion to $3 billion, (iv) CNG is authorized to give guarantees and credit support for the benefit of any of its direct and indirect subsidiaries as needed to support normal course of business, and (v) CNG is permitted to use financing proceeds to invest in exempt wholesale generators and foreign utility companies.

	Subsequent to the merger in the second quarter of 2000, the names of some of the parties in this proceeding were changed. These were as follows:

           Old Name                              New Name

  CNG Transmission Corporation           Dominion Transmission, Inc.
  CNG Producing Company                  Dominion Exploration &
                                           Production, Inc.
  CNG Field Services Company             Dominion Field Services, Inc.

PART A

EXTERNAL FINANCING BY CONSOLIDATED


File No. 70-8667:


1.	Sale of CNG Common Stock.

	There were no new issues of common stock during the quarter. However, during the quarter through January 28, 2000 CNG issued from treasury 447 shares valued at $29,176 under company sponsored employee benefit plans.

2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $685,731,000 principal amount; the principal amount of commercial paper outstanding on March 31, 2000 was $549,226,000.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	On March 15, 2000, Consolidated entered into an interest rate swap agreement with Morgan Guaranty Trust Company ("Morgan") as a hedge on $400 million principal amount of its outstanding 7.25% Debentures Due October 1, 2004. Morgan will pay Consolidated the fixed interest rate on the debentures, and Consolidated will pay Morgan a variable rate of 3 month LIBOR less 0.5 basis points. The payment and termination dates of the agreement are aligned with the interest payment dates and maturity of the debentures.

INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The stock and debt transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


a. Sales of Capital Stock to Consolidated by Subsidiaries.


        None.


b. Long-term debt transactions occurring during the period.


        None.

c. Guarantees


From time to time Consolidated enters into guarantee agreements, primarily with respect to gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of March 31, 2000 is approximately $200.5 million. Of this amount unrelated third parties were primarily liable for approximately $26 million of guarantees. The guarantees expire at various dates, the latest of which is July 1, 2027.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.

6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.



PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $609,485         $327,665         $487,397         $449,753







Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co.     ($286,493)     $221,034      $153,356  ($218,815)
The Peoples Natural
  Gas Company               (93,604)       78,125        51,359    (66,838)
Hope Gas, Inc.              (29,728)       27,749        19,843    (21,822)
Virginia Natural Gas, Inc.  (46,698)       64,253        23,274     (5,719)
CNG Transmission Corp.      (46,765)      133,670        87,678       (773)
Consolidated System
    LNG Company               1,007            14             0      1,021
CNG Iroquois                 10,708           178         1,527      9,359
CNG Producing Company        12,139       176,212       296,464   (108,113)
CNG Coal Company              3,698            56             8      3,746
CNG Pipeline Co.              1,139           111           193      1,057
CNG Energy Services*          2,056         2,717         2,301      2,472
CNG Field Services Co.       (2,651)       41,668        43,335     (4,318)
CNG Power Co.                 4,642         2,884         2,204      5,322
CNG Research Company             71             0             1         70
Consolidated Natural Gas
  Service Company, Inc.        (742)       64,647        54,705      9,200
CNG Power Services Corp.     (3,422)        2,185           493     (1,730)
CNG Retail Corp.            (27,669)       48,591        26,693     (5,771)
CNG Market Center Services      942            16             2        956
CNG Products & Services         531         1,589         1,307        813
CNG International Corp.      (9,835)            9         3,253    (13,079)
CNG Main Pass Gas           (25,741)            5           391    (26,127)
CNG Main Pass Oil           (11,434)          804           186    (10,816)
CNG Technologies, Inc.          144             2             0        146

* Parent company balances residual from the sale of CNG Energy Services Corporation to an unaffiliated purchaser.

File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and
26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective. The Orders authorized Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI to allow CNGI to acquire interests in Iroquois Gas Transmission, L.P. ("Iroquois"). CNGI currently has a 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	Transmission and CNGI were also authorized by the September 12, 1996 order to provide guaranties and indemnities on behalf of CNGI and Iroquois, respectively. The current authorization for up to an aggregate of $20 million in such credit support extends to June 30, 2001. No credit support has been extended during the reporting period pursuant to the September 12, 1996 order.

	Future financings with respect to CNGI's interest in Iroquois and future guaranties and credit support by Transmission and CNGI are expected to occur pursuant to Rule 52.

As of March 31, 2000, CNGI had 2,394 shares of common stock outstanding. CNGI's total direct investment in Iroquois was $38,056,662 as of March 31, 2000. CNGI received no cash distribution during the period.


File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services"), a then wholly-owned subsidiary of Consolidated, to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG. The Order expires on December 31, 2000.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995. CNGP&S became a directly owned subsidiary of Consolidated in connection with the sale by Consolidated of Energy Services on July 31, 1998 to an unaffiliated third party. See SEC order dated July 29, 1998, HCAR No. 26900.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of CNGP&S.

1.  Description of Revenues.

	See Exhibit 8577A.

2.  State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3.  Services Provided by Affiliates to CNGP&S.

	See Exhibit 8577A.

File No. 70-8853:

	By order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services was during the period engaged in the purchase and sale of electricity at wholesale.

	By order dated December 15, 1999, HCAR No. 27112, the Commission authorized CNG to issue, up to an aggregate amount of $3 billion, parent guarantees and credit support for the benefit of its direct and indirect subsidiaries through January 28, 2003 as needed to support the subsidiary's normal course of business. The December 15, 1999 order was issued in connection of the acquisition by DRI of CNG. Since the August 2, 1996 order can be regarded as being subsumed in the authorization granted under the December 15, 1999 order, all further CNG guarantees or credit support will be reported pursuant to the December 15, 1999 order, and no separate reports will be made under File No. 70-8853. The disclosure under "INTRASYSTEM FINANCING" Section 4(c) above includes all guarantees made for the benefit of Power Services, which in the aggregate do not exceed $250 million.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, CNG Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy
Services by CNG to an unaffiliated party in 1998.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

	In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

	The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confidential treatment pursuant to Rule 104(b).

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.

SIGNATURE

	The undersigned companies have duly caused this quarterly Rule 24 Certificate of Notification to be signed on their respective behalf by their attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.


                                    CONSOLIDATED NATURAL GAS COMPANY
			 CNG COAL COMPANY
                                    DOMINION EXPLORATION & PRODUCTION,
                                      INC. (CNG PRODUCING COMPANY)
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    DOMINION FIELD SERVICES, INC. (CNG
                                      FIELD SERVICES COMPANY)
                                    CNG POWER COMPANY
                                    DOMINION TRANSMISSION, INC. (CNG
                                      TRANSMISSION CORPORATION)
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS, INC.



                                By  N. F. Chandler
                                    Their Attorney



Dated this 30th day
of May, 2000